SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 3, 2011

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated March 3, 2011, entitled “Syneron Named to MDB Capital Group’s “Best & Brightest” List.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/ Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: March 3, 2011

Syneron Named to MDB Capital Group's "Best & Brightest" List

Highlights Syneron's Commitment to Science and Market Leadership

YOKNEAM, ISRAEL--(Marketwire - March 3, 2011) - Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, announced today that it has been included in MDB Capital Group's "Best & Brightest" list of 150 innovative leaders for 2011.

MDB's Best & Brightest list is drawn from the universe of public companies with at least one U.S. patent and a market capitalization under $500 million. Companies included in the Best & Brightest list are ranked in the 90th percentile for technology leadership from more than 1,500 companies with U.S. patents granted.

Lou Scafuri, Chief Executive Officer of Syneron, commented, "Syneron's inclusion on MDB's Best & Brightest list is a testament to the strength of our innovative portfolio and pipeline of aesthetic devices and products for the professional and home-use markets. It also demonstrates our commitment to superior science and excellent clinical results, both of which create trust in our products. Looking forward, we will continue to have a strong focus on developing and acquiring best-in-class, category-creating technologies for aesthetic applications."

Syneron is celebrating 10 years of successful aesthetic treatments with its proprietary elos technology. elos is the first and only technology that simultaneously harnesses the power of both bi-polar radio frequency (RF) and optical energy (either laser or light). The Company also employs other proprietary technologies and patented systems for aesthetic procedures in the professional and home-use markets. Syneron recently unveiled new cutting-edge aesthetic products at the 69th Annual Meeting of the American Academy of Dermatology (AAD). The newly-launched products include ePrime™ Energy-Based Dermal Volumizer™, CO2RE versatile Fractional CO2 Resurfacing System and elure™ Advanced Skin Lightening Technology™. In addition, the Company featured the revolutionary eMatrix® complete Sublative Rejuvenation® system at the AAD.

About MDB Capital Group LLC

MDB Capital is an institutional research and investment banking firm that focuses exclusively on companies that possess market changing, disruptive intellectual property. For more information, visit www.mdb.com.

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The company markets and services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide. Additional information can be found at www.syneron.com.

Contacts:

Asaf Alperovitz
Chief Financial Officer
+ 972 73 244 2283
Email: asafa@syneron.com

Nick Laudico/Zack Kubow
The Ruth Group
646-536-7030/7020
Email: nlaudico@theruthgroup.com / zkubow@theruthgroup.com